Filed Pursuant to
SEC Rule 424(b)(3)
Registration No. 333-136804

QUADRIGA SUPERFUND, L.P. — SERIES A AND SERIES B SUPPLEMENT
DATED JANUARY 11, 2008 TO PROSPECTUS DATED JUNE 29, 2007

DECEMBER 2007 PERFORMANCE UPDATE

			Total NAV	NAV per Unit
	December 2007	Year to Date	12/31/07	12/31/07

Series A	2.82%	-0.92%	$60,818,446	$1,486.44
Series B	4.44%	-2.60%	$27,942,621	$1,774.69

*	All performance is reported net of fees and expenses

Fund results for December 2007:

U.S. stocks finished the month near unchanged, completing a volatile trading year as strong earnings and employment were offset by sub prime fears, housing market weakness, and higher energy costs. The Nasdaq (18.6%) and Dow Jones (6.2%) finished the year with solid gains amid strong technology and industrial earnings. Major European indices finished lower in December as consumer prices jumped 3.1%, limiting expectations for future rate cuts. Spain’s Ibex fell 4.5% in December amid declining merger prospects, while South Africa’s All Shares fell 4.2% as mining equities corrected. The Fund’s long positions produced overall losses in the stock indices sector.

Wheat finished the month near unchanged after moving to record highs above $10 at mid month as food inflation surged amid poor crop prospects in Argentina and severe Chinese restrictions on corn, wheat, and soybean exports. The market rose 75.4% on the year as estimates of 2007/2008 world wheat ending stocks fell to the lowest level in 60 years. Soybeans gained 11% in December, and 75.8% on the year, approaching all time highs near $13. Beans found support on declining planted acreage due to historic rallies in corn and wheat, solid bio fuel demand, the weak U.S. Dollar, and the year-end South American weather premium. Long positions resulted in gains in this sector.

Crude oil futures continued their historic run-up, adding 8.2% on the month to finish with a 57.2% gain for year. The market found persistent underlying support from the ongoing war in Iraq, the Iranian nuclear standoff, instability in Nigeria, and a very strong demand component. December data placed crude and heating oil stocks near 3 year lows, allowing for a late month surge toward all time highs. News that Iran may have abandoned its nuclear weapons program did little to avert the advance. Heating oil added 4.8% in December to finish 63.3% higher on the year, while gasoline posted a 9.8% monthly gain and 55.2% annual gain. Natural gas continued to lag the complex, finishing down 2.9% for the month and up 19.3% on the year. Long positions outpaced short positions, producing overall gains in the energy sector.

Gold futures added 7% in December to finish the year 31.1% higher as inflation fears mounted. Projections for declining economic growth amid weak U.S. home sales and deteriorating consumer confidence limited the Fed’s options in the fight against inflation, thereby supporting gold investment as the U.S. Dollar fell. Silver moved 6.9% higher to finish the year with a 15.8% gain while Platinum advanced 5.3% to finish the year up more than 33%. Long positions in the metals resulted in gains for the month.

Other market sectors did not reveal significant trends and did not have a major influence on this month’s positive performance.

For the month of December 2007, Series A gained 2.82% and Series B gained 4.44%, including all fees and expenses.

QUADRIGA SUPERFUND, L.P. — SERIES A
DECEMBER 2007 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended December 31, 2007)

STATEMENT OF INCOME

December 2007

Investment income, interest	$156,013

Expenses
Management fee	94,312
Ongoing offering expenses	50,980
Operating expenses	7,647
Selling Commissions	203,918
Other expenses	926
Incentive fee	—
Brokerage commissions	100,925
Total expenses	458,708

Net investment gain (loss)	(302,695)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	5,553,047
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(3,582,592)
Net gain(loss) on investments	1,970,455

Net increase(decrease) in net assets from operations	$1,667,760

STATEMENT OF CHANGES IN NET ASSET VALUE

December 2007

Net assets, beginning of period	$60,143,747

Net increase in net assets from operations	1,667,760
Capital share transactions
Issuance of shares	307,356
Redemption of shares	(1,300,418)

Net increase(decrease) in net assets from capital share transactions	(993,062)
Net increase(decrease) in net assets	674,698

Net assets, end of period	$60,818,445

NAV Per Unit, end of period	$1,486.44

QUADRIGA SUPERFUND, L.P. — SERIES B
DECEMBER 2007 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended December 31, 2007)

STATEMENT OF INCOME

December 2007

Investment income, interest	$70,134

Expenses
Management fee	43,330
Ongoing offering expenses	23,422
Operating expenses	3,513
Selling Commissions	93,689
Other expenses	251
Incentive fee	—
Brokerage commissions	67,891
Total expenses	232,096

Net investment gain(loss)	(161,962)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	3,691,855
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(2,342,128)
Net gain(loss) on investments	1,349,727

Net increase(decrease) in net assets from operations	$1,187,765

STATEMENT OF CHANGE IN NET ASSET VALUE

December 2007

Net assets, beginning of period	$27,590,339

Net increase(decrease) in net assets from operations	1,187,765
Capital share transactions
Issuance of shares	563,532
Redemption of shares	(1,399,014)

Net increase (decrease) in net assets from capital share transactions	(835,482)
Net increase(decrease) in net assets	352,283

Net assets, end of period	$27,942,622

NAV Per Unit, end of period	$1,774.69

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/  Nigel James
Nigel James, President
Superfund Capital Management, Inc.
General Partner
Quadriga Superfund, L.P.